January 15, 1999



Via EDGAR Transmission


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:      Select Ten Plus Fund, LLC
                  File Nos. 333-69843 and 811-09179


Dear Ladies and Gentlemen:

         The registration statement on Form N-1A filed via EDGAR on December 29, 1998, on behalf of Select Ten Plus Fund, LLC, did not contain a delaying amendment. Pursuant to Rule 473 of the Securities Act of 1933, the registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         If you have any questions or comments, please contact me at (502) 582-7956, Michael Berenson at (202) 965-8140, or Magda El Guindi-Rosenbaum at
(202) 965-8112.

                                                     Very truly yours,

                                                     /s/ Kevin L. Howard

                                                     Kevin L. Howard



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